SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

Lightspan, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

53226T 10 3

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53226T 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,060,836 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,060,836 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,060,836 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 8.56%

12.	Type of Reporting Person (See Instructions) CO

(1)           Includes 1,534 shares which the reporting person has the right to acquire, as described in Item 4.

Item 1.
	(a)	Name of Issuer Lightspan, Inc.
	(b)	Address of Issuer's Principal Executive Offices 10140 Campus Point Drive San Diego, California 92121-1520

Item 2.
	(a)	Name of Person Filing Liberty Media Corporation
	(b)	Address of Principal Business Office or, if none, Residence 12300 Liberty Boulevard Englewood, Colorado 80112
	(c)	Citizenship Delaware
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 53226T 10 3

Item 3.	If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with 13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with 13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with 13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with 13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:
4,060,836 shares.  The shares reported include 1,534 shares issuable upon the exercise of warrants.  3,528,657 shares are held of record by Liberty Lightspan Holdings, Inc. and 532,179 shares, including 1,534 shares issuable upon exercise of warrants, are held of record by Liberty Academic Systems Holdings, Inc.  Liberty Lightspan Holdings, Inc. and Liberty Academic Systems Holdings, Inc. are wholly owned subsidiaries of Liberty Media Corporation.

(b) Percent of class: 8.56% (Based on 47,416,889 shares outstanding as reported on the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2002).
INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE Rule 13d-3(d)(1).
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 4,060,836
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of 4,060,836
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following.    [  ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2003

LIBERTY MEDIA CORPORATION

By	/s/ Charles Y. Tanabe
	Name:	Charles Y. Tanabe
	Title:	Senior Vice President

ATTENTION:       INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).